January 13, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn:                    Keira Nakada

Doug Jones

Eric Envall

Dietrich King

Re:                             Accolade, Inc.

Draft Registration Statement on Form S-1

Submitted December 5, 2019

CIK No. 1481646

Dear Ms. Nakada and Messrs. Jones, Envall and King:

On behalf of Accolade, Inc. (“Accolade” or the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 30, 2019 (the “Comment Letter”) with respect to the Company’s above referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). Concurrently with the submission of this response letter, the Company has revised the Draft Registration Statement and is confidentially submitting via EDGAR a revised draft (the “Amended Draft Registration Statement”). In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Amended Draft Registration Statement to update other disclosures.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Amended Draft Registration Statement.

Draft Registration Statement on Form S-1 General

1.                                     Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that at this time it has not provided potential investors with written communications as defined in Rule 405 under the Securities Act, in reliance on Section 5(d) of the Securities Act, although it has presented at certain meetings with potential investors in reliance on Section 5(d) of the Securities Act a slide presentation, a copy of which was not retained by any such potential investor. The Company advises the Staff that it will supplementally provide the Staff, under separate cover contemporaneously herewith, with copies of this slide presentation.

Cooley LLP   1700 Seventh Avenue   Suite 1900   Seattle, WA   98101-1355
t: (206) 452-8700  f: (206) 452-8800  cooley.com

Prospectus Summary, page 1

2.                                     On page 1 you state: “Our goal is to build trusted relationships with our members that ultimately position us to deliver personalized recommendations and interventions.”  Please clarify throughout the prospectus whether, through your employees, you provide healthcare services.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 35, 42 and 93 of the Amended Draft Registration Statement.

3.                                   On page 2, where you refer to “spend bands” and “the engaged group,” please clarify what these terms mean and provide greater context for their use.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 2 and 93 of the Amended Draft Registration Statement.

4.                                   To balance the summary, please disclose the outstanding balance of your debt.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 16 and 72 of the Amended Draft Registration Statement.

5.                                   Regarding your customer base, please disclose in the summary that your largest customer accounted for 35% of your revenue in fiscal 2019 and 45% in fiscal 2018. In addition, please identify this customer by name or tell us why you believe this information is not material to investors.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 19 of the Amended Draft Registration Statement.

Summary Consolidated Financial and Other Data Certain Non-GAAP Financial Measures, page 17

6.                                   Please present the most directly comparable GAAP measure to each of the non-GAAP measures presented here and elsewhere in the filing. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 17, 18 and 73 of the Amended Draft Registration Statement.

Risk Factors

We derive a significant portion of our revenue from our largest customers…, page 18

7.                                   Please disclose in this risk factor the name of your largest customer and note that customer accounted for 35% of your revenue in fiscal 2019 and 45% in fiscal 2018.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 19 of the Amended Draft Registration Statement.

If our existing customers do not continue to renew their contracts..., page 29

8.                                   Please describe what your renewal rate has been for each of your past two fiscal years. Also include a discussion of what you consider to qualify as a “renewal,” particularly if a customer renews at a lesser rate or for lesser services.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 31 of the Amended Draft Registration Statement to include disclosure relating to the Company’s gross dollar retention for the Company’s employer customers for the fiscal years ended February 28, 2018 and 2019. Renewal rate is not a material metric used by management to evaluate the Company’s customer retention, nor is it relevant to investors, because historically the Company has had a smaller number of customers with multi-year contracts, and as a result, only a few customers are up for renewal in any one year. Accordingly, the Company believes that the gross dollar retention disclosed on page 31 of the Amended Draft Registration Statement is indicative of the Company’s customer retention. The Company also notes that the calculation of gross dollar retention includes the impact on revenue from customer non-renewals.

Security breaches, loss of data, and other disruptions could compromise..., page 32

9.                                   Please indicate here if you have suffered any security breaches to your technology platform or of your sensitive data.

Response:  Other than the phishing attack seeking confidential information of the Company’s employees disclosed on page 41 of the Amended Draft Registration Statement, the Company respectfully advises the Staff that it has not suffered any security breaches to its technology platform that stores personal or protected health information.

Our amended and restated bylaws will provide ..., page 57

10.                            We note your disclosure that your exclusive forum provision in your to be adopted and filed amended bylaws “will not apply to any causes of action under the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.”  Please ensure that your amended bylaws clearly make that point.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 59 of the Amended Draft Registration Statement to clarify that the exclusive forum provision in its amended bylaws and amended and restated certificate of incorporation does not apply to any causes of action under the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. The Company respectfully advises the Staff that the Company will ensure that its amended and restated bylaws and amended and restated certificate of incorporation clearly state that the exclusive forum provision does not apply to any causes of action under the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Use of Proceeds, page 62

11.                            With respect to using proceeds to discharge indebtedness, please provide the information described in Instruction 4 to Item 504 of Regulation S-K.

Response:  The Company acknowledges the Staff’s comment but it has not yet determined the exact use of proceeds from the offering. Once a final determination is made with regard to the use of proceeds and if the proceeds are used for the discharge of indebtedness, the Company will revise the disclosure to include certain terms of the repaid indebtedness in compliance with Instruction 4 to Item 504 of Regulation S-K in a subsequent amendment.

Capitalization, page 64

12.                            Please tell us why you believe it is appropriate and meaningful to exclude from the pro forma and pro forma as adjusted information here and elsewhere in the document share and dollar amounts associated with the common shares arising after February 28, 2019 noted in the last three bullets on page 66.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 67 of the Amended Draft Registration Statement.  The Company has excluded certain shares issued subsequent to February 28, 2019 with this submission; however, such shares will be included in a later submission when the November 30, 2019 financial information is included and the capitalization is presented as of November 30, 2019. In addition, the Company has excluded certain shares reserved for issuance pursuant to an acquisition previously completed as such shares have not yet been issued and the number of shares to be issued is not currently calculable. The aggregate number of shares that the Company may issue subsequent to November 30, 2019 pursuant to such acquisition is not material.

Our Business Model, page 72

13.                              Please provide us with more detail regarding the equity relationship that you have with Humana, the nature and amount of Humana’s interest in your company. In addition, please tell us why you believe this information is not material to investors.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 76 of the Amended Draft Registration Statement.

Business Overview, page 90

14.                              Please provide disclosure describing the steps you take to verify the educational and professional background of your Accolade Health Assistants and Clinicians. Also describe what level of disclosure these professionals provide to your members about their educational and professional background when such members are engaging with them.

Response: The Company respectfully advises the Staff that it verifies the educational and professional background of Accolade Health Assistants and Clinicians through a third-party background screener. The background screener performs educational and professional verification services to confirm that the stated educational and professional background of candidates is accurate, as well as checks debarment databases such as the Office of Inspector General and verifies any professional licenses. The Company’s Clinicians may disclose their profession to members, such as registered nurse, physician medical director, or behavioral health specialist, but there is no standard practice of disclosing other educational or professional backgrounds to members. The Company does not believe the verification and disclosure of the educational and professional background of Accolade Health Assistants and Clinicians is material to investors.

Our Market Opportunity, page 99

15.                              Please provide context for how much of the $24 billion market you believe you are able to address in the near term. In addition, for each of the Additional Employer Sponsor and Adjacent market opportunities that you identify, please clarify the extent and the degree to which you have been able to penetrate these markets, as well as the current significance of these markets to your business.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 102 of the Amended Draft Registration Statement.

Certain Relationships and Related Party Transactions Equity Financing, page 136

16.                              Please indicate the exercise price for the warrants to purchase common stock you list in the chart on this page.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 138 of the Amended Draft Registration Statement.

Choice of Forum, page 146

17.                              Please clarify in this section, if true, that the choice of forum provision does not apply to any cause of action under the Securities Act.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 149 of the Amended Draft Registration Statement.

Consolidated Balance Sheets, page F-3

18.                              Please tell us and disclose what “due to customers” represents.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-12 of the Amended Draft Registration Statement. Due to Customers represents fees that were invoiced and collected in advance for which the Company subsequently failed to satisfy a variable revenue requirement.  Accordingly, such amounts are refunded back to the customer or offset against future invoices.  This typically occurs when the Company fails to satisfy any of the performance metrics and/or realization of healthcare costs savings that are billed in advance.

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies

(j) Revenue and Deferred Revenue, page F-10

19.                              You disclose you typically invoice the customer on a periodic basis for the per-member- per-month fee, including the fees related to the achievement of performance metrics and/or the realization of healthcare cost savings, in advance of the services performed, and these fees are classified as deferred revenue on the balance sheet until such time that revenue can be recognized.  Please explain to us and disclose the periodic basis upon which invoices are rendered and when the revenue for such invoicing is recognized. Further, explain to us and disclose how the periodic invoicing basis relates to your pricing of services using a recurring per-member-per-month fee.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages F-10 and F-11 of the Amended Draft Registration Statement to further describe the periodic basis upon which invoices are rendered and when the revenue for such invoicing is recognized.  The Company typically invoices its customers in advance of the services performed on a monthly or quarterly basis, and the amount invoiced typically represents the maximum total per-member-

per month (PMPM) fee for the estimated number of members to be served over the applicable invoice period.  The maximum total PMPM fee that is invoiced includes both the fixed PMPM fee (calculated as the product of a fixed PMPM rate times the estimated number of members that will be eligible for the services during the contract term) and the variable PMPM fee related to the achievement of performance metrics and/or the realization of healthcare cost savings (calculated as the product of a variable PMPM fee times the estimated number of members that will be eligible for the services during the contract term). The total PMPM fee is the fee for the Company’s personalized health guidance solutions including both the stand ready services and reporting services (i.e., the performance obligations are not separately priced or invoiced).

The Company satisfies the stand ready services and reporting performance obligations over time and using a measure of progress based upon the actual number of members eligible for the service during the respective period as a percentage of the estimated members expected to be eligible for the service over the term of the contract.

20.                              You disclose your technology-enable solutions include a distinct performance obligation related to reporting. Please clarify for us and in your disclosure what the “reporting” aspect represents, how revenue is determined for and allocated to it and how the performance obligation is satisfied.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-11 of the Amended Draft Registration Statement to further describe the Company’s reporting services and related pattern of revenue recognition.  Additionally, reporting is not material to the overall transaction price.

21.                              It appears the disclosure that you satisfy performance obligations over time and recognize revenue related to the services as the services are provided using a measure of progress based upon the actual number of members eligible for the service during the respective period as a percentage of the estimated members expected to be eligible for the service over the term of the contract applies only to your technology-enabled solutions. Please clarify whether or not this is true. In any event, explain to us and disclose why using a measure of progress is appropriate relative to your disclosure that you price your services using a recurring per-member-per month fee. If pricing upon which revenue is recognized using a measure of progress is based on other than a recurring per-member- per-month fee, please explain to us and disclose the basis.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-11 of the Amended Draft Registration Statement to clarify that the satisfaction of the performance obligations and pattern of revenue recognition noted above and in the Company’s disclosure relate to the Company’s overall health guidance solutions (which are the same as the previously referred to “technology-enabled solutions”). The Company’s primary offering to its customers is its personalized health guidance solutions, which typically consist of two distinct performance obligations: stand ready services and reporting.

The transaction price in the Company’s contracts is based upon a total PMPM fee that consists of a fixed PMPM fee and a variable PMPM fee related to the achievement of performance metrics and/or the realization of healthcare cost savings.  The total transaction price is determined based upon an estimated number of members over the term of the contract multiplied by the total PMPM fee. The Company considers variable PMPM fees (related to the achievement of performance metrics and/or the realization of healthcare cost savings) that should be constrained at the inception of the contract and on a quarterly basis.  The Company has revised the disclosure on page F-12 to clarify that the Company typically invoices the customer in advance for the total PMPM fee, which is comprised of both a fixed fee as well as a variable fee, with the variable fee subject to the achievement of performance metrics and/or the realization of healthcare cost savings.

The Company’s PMPM pricing varies by contract.  In certain contracts, the maximum total PMPM fee varies during the contract term (total PMPM rate increases or decreases annually), while in other contracts, the total PMPM maximum fee is consistent over the term, yet the fixed and variable portions vary.  For example, the fixed PMPM fee increases on an annual basis while the variable PMPM fee decreases on an annual basis, resulting in the same total PMPM fee throughout the term of the contract. Accordingly, the Company concluded that the variable consideration allocation exception for allocating variable consideration to distinct performance obligations or time periods within a series was not met.

As a result of this variability in fee, the amount invoiced does not necessarily coincide with the Company’s satisfaction of performance obligations and the associated pattern of revenue recognition of unconstrained revenues.  It is true that the Company recognizes revenue related to its health guidance solutions as the services are provided using a measure of progress based upon the actual number of members eligible for the service during the respective period as a percentage of the estimated members expected to be eligible for the service over the term of the contract.  The Company believes that this is the most appropriate measure for the stand ready services as the amount of internal resources necessary to stand ready is directly related to the number of members who can use the services.

22.                              You state on page F-12 you typically invoice customers in advance of services performed.  In light of this, please explain what your accounts receivable represents.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-12 of the Amended Draft Registration Statement which now states that the Company’s accounts receivable represents rights to consideration that are unconditional.

The amounts included in accounts receivable as of February 28, 2018 primarily related to fees earned related to the achievement of performance metrics and the realization of healthcare cost savings.  The Company had one customer during calendar year 2017 for which the Company did not bill the variable PMPM fee in advance.  The invoice related to the variable PMPM fees for this customer was outstanding as of February 28, 2018.  During calendar year 2018, the billing practice associated with this customer changed to be consistent with the Company’s standard practice of billing the total PMPM fees in advance.

The amounts included in accounts receivable as of February 28, 2019 are not material.  The Company typically bills and collects from its customers prior to the balance sheet date.

(11)         Net Loss Per Share, page F-29

23.                              Please tell us how you calculated the weighted-average number of shares used to compute net loss per common share for each period relative to the reported number of common shares outstanding at each respective year end.

Response: In addition to the common shares outstanding, the Company’s weighted-average number of shares used to compute net loss per common share include outstanding common warrants to purchase common stock that, although have not yet been exercised, are issuable for little cash consideration.  All such outstanding warrants to purchase common stock included in the

weighted-average number of shares outstanding have exercise prices less than $0.01.   ASC 260-10-45-13 states that shares issuable for little or no cash consideration upon the satisfaction of certain conditions shall be considered outstanding common shares and included in the computation of basic EPS as of the date that all necessary conditions have been satisfied.  Given the nonsubstantive exercise price, all necessary conditions for issuance of the underlying common shares for these warrants were met when the warrants were issued.

(12)        Commitments

(a) Leases, page F-31

24.                              In regard to the “Assignment and Assumption of Lease” for the Pennsylvania office space, please clarify for us and in your disclosure whether your obligations of all future minimum lease payments were released by the lessor. In this regard, tell us and disclose your obligations if your subtenant were not to fulfill its obligations under the sublease agreement. In addition, tell us how you determined the amount of loss you recognized from the subleasing transaction.

Response: The loss associated to the lease assignment was determined by calculating the net present value of agreed upon future commitments in the Assignment and Assumption of Lease agreement, offset by the existing deferred rent liability at the cease use date. Furthermore, for purposes of clarification, the disclosure in the Company’s Amended Draft Registration Statement on page F-32 refers to the fact that the lease was assigned, and accordingly the Company has been released by the lessor of all future minimum lease payments.

Please contact me at (206) 452-8756 with any questions or further comments.

Sincerely,

/s/ Alan D. Hambelton
Alan D. Hambelton

cc:                                Rajeev Singh, Accolade, Inc.

Stephen Barnes, Accolade, Inc.

Richard Eskew, Accolade, Inc.

John W. Robertson, Cooley LLP

Christopher J. Austin, Orrick, Herrington & Sutcliffe LLP

Stephen C. Ashley, Orrick, Herrington & Sutcliffe LLP